UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[     ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934

Commission file number 1-8572

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRIBUNE COMPANY DEFINED CONTRIBUTION
RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

TRIBUNE COMPANY

435 North Michigan Avenue, Chicago, Illinois 60611

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TRIBUNE COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN
Date: June 28, 2004	/s/ Chandler Bigelow Chandler Bigelow Secretary and Member of the Tribune Company Employee Benefits Committee

INDEX

Page
Tribune Company Defined Contribution Retirement Plan	2

Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits
at December 31, 2003 and 2002	4
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2003	5
Notes to Financial Statements	6-10
Supplemental Schedule:
Schedule of Assets (Held at End of Year)	11

Consent of Independent Registered Public Accounting Firm	Exhibit A

All other schedules of additional financial information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

TRIBUNE COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2003 AND 2002
AND FOR THE YEAR ENDED DECEMBER 31, 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator
of the Tribune Company Defined Contribution Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tribune Company Defined Contribution Retirement Plan (the “Plan”) at December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further discussed in Note 4 to the financial statements, the assets of the KTLA Inc. Hourly Employees’ Retirement Plan, the WPIX Inc. Hourly Employees’ Retirement Plan and the Chicago Tribune Tax Deferred Investment Plan for Machinists were merged into this Plan effective December 31, 2003. In addition, certain assets of the Times Mirror Savings Plus Plan were transferred into this Plan effective December 31, 2003.

/s/ PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
June 23, 2004

TRIBUNE COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
Assets:

Investments, at fair value	$22,560,507	$3,298,699

Receivables:
Contributions from participants	165,393	19,395
Contributions from Tribune Company	32,171	33,734
Due from Times Mirror Savings Plus Plan	36,209,622	–

Total receivables	36,407,186	53,129

Net assets available for benefits	$58,967,693	$3,351,828

The accompanying notes are an integral part of the financial statements.

TRIBUNE COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2003

Additions:
Additions to net assets attributed to:
Contributions:
Participants	$ 542,322
Tribune Company	200,166

Total contributions	742,488

Investment income:
Interest and dividends	64,181
Net appreciation in fair value of investments	615,890

Net investment income	680,071

Net transfer of assets	54,318,442

Total additions	55,741,001

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants or their beneficiaries	(45,305)
Administrative fees	(79,831)

Total deductions	(125,136)

Net increase in net assets available for benefits	55,615,865

Net assets available for benefits:
Beginning of year	3,351,828

End of year	$58,967,693

The accompanying notes are an integral part of the financial statements.

TRIBUNE COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — PLAN DESCRIPTION

The following brief description of the Tribune Company Defined Contribution Retirement Plan (the “Plan”) is provided for general information purposes. Participants should refer to the Plan document for more complete information.

General

The Plan was established effective January 1, 1986 by Tribune Company (the “Company”). The Plan is a defined contribution plan that covers the members of the American Federation of Television and Radio Artists (“AFTRA”) unions at KTLA Inc. and WPIX Inc., the International Brotherhood of Electrical Workers (“IBEW”) unions at WEWB Inc., WLVI Inc. and WPHL Inc., and the Newspaper Guild union at WPIX Inc. who meet applicable age and service requirements, as defined in the Plan document. Separate benefit accounts are maintained for each participant. Effective as of the close of business on December 31, 2003, IBEW union employees at WPIX Inc., the International Alliance of Theatrical Stage Employees (“IATSE”) union at KTLA Inc., the Newspaper Guild and Compositors at The Baltimore Sun, the United Autoworkers and Graphics Communications union at Southern Connecticut Newspapers, Inc., the Graphics Communications International union at The Morning Call and the International Association of Machinists union employees at Chicago Tribune who meet applicable age and service requirements were also covered by the Plan.

Effective as of the close of business on December 31, 2003, the KTLA Inc. Hourly Employees’ Retirement Plan, WPIX Inc. Hourly Employees’ Retirement Plan and Chicago Tribune Tax Deferred Investment Plan for Machinists were merged with and continued in the form of the Plan (see Note 4).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company believes that the Plan will continue without interruption, but reserves the right to terminate the Plan at any time. In the event of Plan termination, distributions will be made in accordance with the provisions of ERISA.

Plan administration

The Plan is administered by the Tribune Company Employee Benefits Committee (the “Committee”) which is appointed by the board of directors of the Company. The Plan’s trustee, Vanguard Fiduciary Trust Company (“Vanguard” or the “Trustee”), is responsible for the custody and management of the Plan’s assets.

Contributions

Participants may elect to make before-tax (“salary reduction”) contributions of 1% to 25% of their compensation (as defined in the Plan) subject to Plan and Internal Revenue Service (“IRS”) limits. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers seven investment alternatives (six mutual funds and the Tribune Company Stock Fund). The Company makes a contribution, if any, based on each union’s collective bargaining agreement. The Company contribution, if applicable, is allocated according to the participants’ investment elections. Effective January 1, 2004, the Plan offers ten investment alternatives, although no new monies may be added to the Cox Communications, Inc. Class A Common Stock Fund.

Participants may elect to have all or a percentage (in 1% increments) of their contributions and their share of the Company’s contributions, if applicable, invested in or transferred among one or more of the investment funds. Participants’ may elect that up to 100% of their contributions and up to 100% of their share of the Company’s matching contributions be invested in the Tribune Company Stock Fund. The Trustee’s purchases of Tribune Company common stock are made in the open market. Participants may change their investment options effective with the next pay period. Participants may make interfund transfers on a daily basis.

Participant rollovers represent transfers made to the Plan from another qualified plan or from the Plan to an individual retirement account or another qualified plan.

Participants’ accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant elections or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their own contributions. Participants earn vesting rights to Company contributions, if any, at a rate of 20% per year of service, or 100% after five years. Full vesting is provided at retirement, disability or death, regardless of service.

Payment of benefits

Participants who have attained age 59½ may elect to withdraw their balances through notice to the Committee at any time.

Participants may make withdrawals of any part or all of the balance in their salary reduction contribution accounts, prior to termination, in order for the participant to meet an immediate and significant financial need for which a withdrawal would be permitted by IRS regulations. A participant may make only one hardship withdrawal during any Plan year. Participants who make hardship withdrawals will cease to be eligible to make salary reduction contributions for six months.

Distributions of account balances are generally made to participants in a single sum payment. Distributions are made in cash, except that participants may elect to receive the portion invested in the Tribune Company Stock Fund in whole shares of Tribune Company common stock.

Participant loans

The Plan permits participants who are members of the International Association of Machinists Local 126 union at Chicago Tribune to borrow from their accounts a minimum of $1,000 ($500 effective January 1, 2004) up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account. The interest rate for a loan is the prime rate on the last business day of the prior month and is fixed for the life of the loan. Principal and interest are paid ratably through payroll deductions.

Plan termination

Subject to any collective bargaining agreement, the Company has the right to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Forfeited accounts

Forfeitures of terminated non-vested account balances are used to reduce future employer contributions and totaled $8,183 and $4,624 at December 31, 2003 and 2002, respectively.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investment valuation and income recognition

The Plan’s investments are stated at fair value. Publicly traded funds are valued at quoted market prices on the last business day of the Plan year. The Tribune Company Stock Fund is valued at the unit closing price as determined by the Trustee on the last business day of the Plan year. Participant loans are valued at amounts originally borrowed by participants, less amounts subsequently repaid.

Net appreciation or depreciation in fair value of investments includes both realized gains and losses on investments sold and unrealized gains and losses on investments held at the end of the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

Distributions are recorded when paid. Benefit claims that have been processed and approved for payment prior to December 31 but not yet distributed as of that date are shown as a liability on the Form 5500, filed with the Department of Labor. At December 31, 2003 and 2002, all benefit claims that were processed and approved for payment had been distributed.

Administrative fees

Administrative fees of $79,831 for the year ended December 31, 2003 were paid by the Plan.

NOTE 3 — INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2003	2002
Vanguard Institutional Index Fund; 79,992 units
and 16,363 units, respectively	$8,141,493	$1,316,401
Vanguard Prime Money Market Fund Institutional Shares;
5,802,373 units and 739,701 units, respectively	5,802,373	739,701
Tribune Company Stock Fund; 84,486 units
and 11,929 units, respectively	2,624,966	327,100
Vanguard Wellington Admiral Fund; 51,428 units
and 4,829 units, respectively	2,559,059	204,912
Vanguard Explorer Fund; 20,351 units
and 5,924 units, respectively	1,335,488	269,504
Vanguard Total Bond Market Index Fund; 83,599 units
and 29,164 units, respectively	861,903	302,726

During 2003, the Plan's investments (including both realized gains and losses on investments sold and unrealized gains and losses on investments held at the end of the year) appreciated in value by $615,890 as follows:

Mutual funds	$565,997
Tribune Company Stock Fund	49,893

Net appreciation in fair value of investments	$615,890

NOTE 4 — NET TRANSFER OF ASSETS / PLAN MERGER

Effective as of the close of business on December 31, 2003, the KTLA Inc. Hourly Employees’ Retirement Plan, WPIX Inc. Hourly Employees’ Retirement Plan and Chicago Tribune Tax

Deferred Investment Plan for Machinists were merged with and continued in the form of the Plan. Included in the net transfer of assets is $18,122,205 related to the mergers. In addition, $36,209,622 was transferred from the Times Mirror Savings Plus Plan.

NOTE 5 — INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated August 22, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 — RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 7 — RISKS AND UNCERTAINTIES

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks and values in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

TRIBUNE COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN
EIN: 36-1880355 PLAN: 006
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2003

	Identity of Issuer or Borrower	Description	Market Value

*	Vanguard Institutional Index Fund	Registered Investment Company	$ 8,141,493
*	Vanguard Prime Money Market Fund Institutional Shares	Money Market Fund	5,802,373
*	Tribune Company Stock Fund	Stock Fund	2,624,966
*	Vanguard Wellington Admiral Fund	Registered Investment Company	2,559,059
*	Vanguard Explorer Fund	Registered Investment Company	1,335,488
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	861,903
*	Vanguard Prime Money Market Fund	Money Market Fund	603,755
	Fidelity Diversified International Fund	Registered Investment Company	597,617
*	Participant loans	Loans to participants (maturities range from 1 to 5 years, interest rates range from 4.0% to 9.5%)	33,853

	Total Assets (Held at End of Year)		$22,560,507

	* Party-in-interest

EXHIBIT A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 2-90727, 33-26239, 33-47547, 33-59233, 333-00575, 333-03245, 333-18269, 333-35422, 333-70684, 333-70686, 333-70690, 333-70692 and 333-70696) of Tribune Company of our report dated June 23, 2004 relating to the financial statements and supplemental schedule of the Tribune Company Defined Contribution Retirement Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
June 25, 2004